

January 27, 2014

Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

> **Re: Ladder Capital Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 24, 2014**
> **File No. 333-193071**

Dear Mr. Fox:

We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Information, page 85

1. We note footnote (5) which represents an adjustment for restricted stock awards that will be granted in connection with this offering. We also note your disclosure starting on page 174 regarding new employment agreements that will become effective upon completion of this offering. Please tell us what consideration you gave to also discussing the continuing impact of these material new agreements on compensation expense in this footnote as well as disclosing your reason for not including any pro forma income statement adjustments related to the new arrangements. Please revise accordingly.

Executive Compensation, page 171

Summary Compensation Table, page 172

2.   We note your disclosure in footnote (1) that you have entered into employment agreements with your named executive officers. Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

3.   We note your disclosure in footnote (2) which indicates that bonuses with respect to 2013 are at the discretion of your board of directors and are not estimable at this time. However, we also note your disclosure that discretionary annual bonuses are typically determined and paid in late January/early February. Please update this disclosure to the extent the information becomes available.

Employment Agreements, page 174

4.   We note your disclosure that "certain gains and losses" will be excluded from income in determining cash bonuses. Please disclose the types of gains and losses that will be excluded. Additionally, we note that "certain specified performance goals" will need to be achieved in order for a named executive officer to receive a bonus. Please disclose these goals. Please refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via e-mail*)